Mail Stop 4720

January 6, 2010

John F.W. Hunt
c/o Maples Corporate Services Limited
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Re: Overture Acquisition Corp.
        Registration Statement on Form S-4/A
        Filed December 30, 2009
        File No. 333-163620

Dear Mr. Hunt:

We have reviewed your amended filing and your response letter dated December 29, 2009 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4/A

General

1. We note your response to our prior comment 5. Please advise us if Overture can modify the current timetable to provide holders with additional time with which to make an investment decision, such as by expediting printing, distribution and dissemination, or providing internet and/or telephone voting up until the actual meeting time. We note, for example, that you have allocated the period between January 8 and the morning of January 12, more than three days, to make copies of

the proxy statement/prospectus, and what appears to be an additional three days, from January 12 to January 15, to deliver such materials to American Stock Transfer & Trust and Broadridge for their distribution to holders of record and beneficial holders, respectively. In light of the information you provide in response to this comment, please advise us why you believe the time period provided to both warrant and shareholders is sufficient in order for them to make a reasonably informed investment decision.

2. Please revise your disclosure to specify the date and time that street-name shareholders will have available internet and telephone voting procedures. Please also disclose the date and time DTC will be available to receive electronic transfers of shares from holders exercising redemption rights. Advise us why you believe the time period provided by such methods is sufficient in order for such holders to make a reasonably informed investment decision. In addition, for those holders exercising redemption rights, please advise whether Overture has considered providing an extended period for tendering shares, e.g. allowing delivery of shares up to several weeks following the closing of the transaction.

3. Your disclosure indicates that substantially all outstanding Public Shares and Public Warrants are held in street name and holders of such securities will have telephone and internet voting. Please quantify the percentage of outstanding Public Shares and Public Warrants that are *not* held in street name and provide more detail regarding the treatment of the holders of such shares who will not have such alternatives. Will they be provided a means to vote other than by mailing in their proxy card or showing up in person at the special meeting? Provide similar information with respect to those holders, if any, who will not be able to do electronic transfers with DTC in order to exercise their redemption rights. Please also advise whether there are any street-name holders who would not receive materials from Broadridge because, for example, such holders' brokers do not have a distribution agreement with Broadridge. If so, have such brokers represented that they will expedite distribution of the proxy statement/prospectus to these street-name holders? If true, please advise as to the specific timing of such distribution and why you believe the time period provided is sufficient in order for such holders to make a reasonably informed investment decision.

4. We note your response to our prior comment 10. If possible, please provide the high end range of the premium to market value you would be willing to pay to repurchase Public Shares, as well as the maximum number of Public Shares you would consider purchasing.

Outside Front Cover Page of Prospectus

5. We note your response to our prior comment 14 and the corresponding changes to your disclosure. Please also include similar language concerning the shareholders'

    redemption and appraisal rights in the Notice of Extraordinary General Meeting of Shareholders of Overture Acquisition Corp.

6. We note your response to prior comment 15, but it does not appear that you have added a Question and Answer that addresses the conflicts of interest of the founders and directors. In addition, it does not appear that you have revised the risk factor on page 50, as indicated in your response letter. Please revise accordingly.

<u>Questions and Answers About the Proposals for Company Warrantholders an Shareholders, page 1</u>

<u>"Why is the Company proposing the Transaction?" page 3</u>

7. Please modify your statement that your management team has a "track record of identifying market opportunities before they become commonplace" to make it clear this is a subjective statement based on your belief or, in the alternative, provide us with objective information in support of this statement.

<u>"Why is the Company proposing the Incentive Plan Proposal?" page 5</u>

8. It appears that the immediately preceding Question and Answer includes a sentence relating to the Incentive Plan that was intended to be included in this Question and Answer. Please revise.

<u>"What happens to the funds deposited in the trust account after consummation…?" page 7</u>

9. We note your response to prior comment 26. You estimate that the minimum and maximum amount available in the trust account for working capital and general corporate purposes after consummation will be $80,237,000 and $125,000,000, respectively. Given the balance in the trust account prior to the Transaction of approximately $150 million and the purchase price of $120 million, before any redemptions or transaction related expenses, your estimates do not seem correct. Please reconcile your disclosure with the information provided in the Unaudited Pro Forma Combined Balance Sheet on page 130 concerning the cash held in trust assuming no redemptions and the maximum amount of redemptions.

<u>"Since the Company's IPO prospectus did not disclose that funds in the trust account . . .?," page 6</u>

10. Your proposed new disclosure in response to prior comment 27 is present on page 25 but not on page 6. Please revise your disclosure accordingly.

The Repurchase Amendment Proposal, page 23

11. Your response to prior comment 39 does not summarize the reasons you recommend adoption of the proposal. Please revise your disclosure accordingly.

The Warrant Amendment Proposal, page 28

12. Please include here the same discussion of concerns with dilution that you include on page 152 in the section entitled "The Warrant Amendment Proposal" when explaining your reasons for this proposal. In that regard, we note that the additional disclosure you have included in your summary in response to our prior comment 21 appears to be missing some text in the sentence "…in order to obtain shareholder approval of the Transaction will result in a transaction…" Please revise as necessary.

Selected Historical Financial Information of JNL Carve Out, page 37

13. Please refer to your response to comment 41. Given that you did not maintain a segregated block in 2005 or 2004 on a basis consistent with years 2006 through the present and had a different product mix and additional, unrelated lines of business in 2005 and 2004, we agree that the selected financial information related to 2004 and 2005 may not be relevant to potential investors. Please remove the selected financial information related to 2004 and 2005 from your tabular disclosure and instead include an explanatory paragraph clarifying why such information is not presented.

Risk Factors, page 42

14. We note your response to our prior comment 45 and your deletion of the risk factor regarding the possibility that your independent directors may decide not to enforce the indemnification obligations of your Founders. Please confirm that you have determined that this is not a material risk.

"Public shareholders at the time of the Transaction who purchased their unit . . ." page 44

15. We note your response to our prior comment 48. We believe that your risk factor continues to suggest that other differences exist between your IPO prospectus and this registration statement that have not been described in the Form S-4. Please either specify all of the aspects and matters which were not described in the IPO prospectus or eliminate references to "several aspects" of the Transaction "and "the other matters" that "include" the two differences between your IPO prospectus and this registration statement. In addition, you should affirmatively state that the differences specified in the risk factor are the only ones of which you are aware.

"The Company's officers and directors and certain affiliates may have a conflict of interest…, page 45

16. We note your response to prior comment 47 and the corresponding revisions to your disclosure. Please include the estimated value of the warrants in your next amendment, as you have done in your response letter.

"Policyholders may voluntarily terminate the policies…," page 52

17. We note your response to prior comment 50 and your revised disclosure in the immediately succeeding risk factor concerning policy lapses. Please provide disclosure about the historical surrender history for the Block in this risk factor. In addition, if the rates of lapse and surrender for the Block are not customary for the industry, have experienced significant swings since 2006, or if the rates of lapse and/or surrenders were significantly different than JNL's assumptions when pricing them, please disclose this in both risk factors.

The Business Combination Proposal, page 81

Background of the Transaction, page 82

18. It does not appear that you have included the actuarial studies and analysis performed by Milliman on JNL in your supplemental materials. Please provide these to us.

19. With respect to Milliman's appraisal, please provide the information required by Items 4(b) of Form S-4 and 1015(b) of Regulation M-A. In addition, please describe when the Milliman appraisal was commissioned, how much you paid to Milliman and what instructions and/or limitations, if any, were given to Milliman in connection with its analysis. Please file a consent by Milliman to be named in the registration statement or explain why no such consent is necessary.

20. We note your response to comment 58. In addition the revised disclosure you have provided, please specify the change in the valuation of JNF's assets which Mr. Smilow indicated had materially improved between year-end 2008 and September 21, 2009.

21. Please disclose the extent of the services provided by Credit Suisse to the Company under its advisory agreement. In addition, please provide us with copies of any materials prepared by Credit Suisse in connection with its presentation to the Overture Board of Directors at the board meeting of December 6, 2009 at which the board approved the execution and delivery of the Master Agreement and the Transaction.

Opinion of Houlihan Smith & Company, Inc. Financial Advisor to Overture, page 108

22. We note your response to prior comment 65. Please revise your disclosure to include this statement.

Comparable Company Analysis, page 111

23. In your response to prior comment 68, you indicate that you have revised the registration statement to describe Houlihan Smith's methodology in selecting eighteen public companies with highly disparate market capitalizations. However, this disclosure does not appear to be reflected in your disclosure. Please revise accordingly.

24. We note your response to prior comment 69 and the corresponding revisions to your disclosure. In addition to the disclosure you have provided, please specify JNL Bermuda's projected book value and year two earnings the first time these terms are used, in the sentence at the top of page 112 that begins "Houlihan Smith calculated the product of JNL Bermuda's projected book value and year two earnings…"

Comparable Company Analysis, page 112

25. We note your response to prior comment 71, but it does not appear that you have clarified the nature of the three comparable transactions that were identified. Please revise accordingly.

Anticipated Accounting Treatment, page 124

26. Please refer to your response to comment 76. Please define the terms "forward acquisition" and "amalgamated" in an appropriate section of your document.

Unaudited pro forma combined financial information, page 126

27. Please include an explanatory paragraph describing what the column "Adjusted JNL Carve Out" represents. Explain the relationship between the amounts presented in the unaudited pro forma financial information and "The Block" as defined in your document.

Note T, page 134

28. Please revise to disclose the estimated nature and amounts of general and administrative expenses on an on-going basis, including estimated executive compensation.

Management's Discussion and Analysis of Financial Condition and Results of Operation of JNL Carve Out, page 175

29.   Please disclose annuity surrenders and insurance policy lapses by line of business and in total, and discuss and analyze trends in annuity surrenders and insurance policy lapses in relation to prior years and historical levels. Please refer to Item 303 (3) of Regulation S-K.

Liquidity and Capital Resources, page 182

30.   You disclose that no investing or financing activity is disclosed in the JNL carve out cash flows. However, you disclose investing and financing activity in your revised cash flow statements in response to our prior comments. Please revise to disclose the reasons for fluctuations in your investing and financing cash flows.

Carve-Out financial statements of the Fixed and Variable Annuity Block of Jefferson National Life Insurance Company at December 31, 2008

Carve-out Statements of Cash Flows, page F-28

31.   Please present the cash flows associated with the "Change in Due from JNL" on a gross basis.

Notes to Carve-Out Financial Statements

(a) Basis of presentation, page F-29

32.   Please refer to your response to comment 100. It is not clear whether the investments held by JNL that relate to the variable annuity policies can be easily segregated from the general account assets of JNL. Please revise your disclosure to clarify how variable annuity policies are segregated from the total investments held by JNL.

33.   Please refer to your response to comment 103. Please disclose the nature of the investments held by JNL as follows:

- Provide the SFAS 157 disclosures for each investment asset class;
- The amortized cost and fair value of the investment portfolio by credit rating;
- The contractual maturities or duration of the investments;
- Industry or regional investment concentrations;
- Exposure to loss from sub-prime investments; and
- The expected percentage to be reinsured for each investment asset class or

in total with an explanation as to why you can not estimate the amount to
be reinsured by investment asset class.

*   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the
  federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Dan Greenspan at (202) 551-3623, or me at (202) 551- 3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Kathleen L. Cerveny, Esq.
        Sarah E. Williams, Esq.
        Ellenoff Grossman & Schole LLP
        150 East 42nd Street
        New York, NY 10017